UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Scilex Holding Company

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

Common Stock - 80880W106

(CUSIP Number)

Jack Wu

Sole Manager

SCLX Stock Acquisition JV LLC

960 San Antonio Road

Palo Alto, CA 94303

(650) 516-4310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 80880W106

1.	NAME OF REPORTING PERSON SCLX Stock Acquisition JV LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 89,616,299 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 89,616,299 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,616,299 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Comprised of (i) 60,068,585 shares of common stock, par value $0.0001 per share (“Common Stock”), of Scilex Holding Company (the “Issuer”), (ii) 29,057,097 shares of Series A Preferred Stock, par value $0.0001 per share, of the Issuer (“Series A Preferred Stock”) which are entitled to vote, together with the holders of Common Stock, and not separately as a class, on an as converted to Common Stock basis on all matters on which the holders of shares of Common Stock have the right to vote (with the number of votes being determined by dividing the stated value (as determined under the Issuer’s Certificate of Designations of Series A Preferred Stock, filed with the Delaware Secretary of State on November 10, 2022) by $10.00), and (iii) 490,617 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of the date on which this Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) has been filed with the Securities and Exchange Commission (“SEC”).

(2)

Percent of class beneficially owned is calculated based on 160,084,250 shares of Common Stock outstanding as of December 31, 2023, plus (i) 5,822,353 shares of Common Stock issued on March 5, 2024 pursuant that to certain Underwriting Agreement, dated as of February 29, 2024 between the Issuer and Rodman & Renshaw LLC and StockBlock Securities LLC, as underwriters, and (ii) 490,617 shares of Common Stock issuable upon exercise of warrants held by the Reporting Person that are exercisable within 60 days of the date on which this Amendment No. 2 has been filed with the SEC. Shares of Series A Preferred Stock are not convertible into shares of Common Stock and therefore the 29,057,097 shares of Series A Preferred Stock held by the Reporting Person are not included in this percentage. The Reporting Person’s aggregate voting power, including shares of Series A Preferred Stock and assuming the exercise of all warrants held by the Reporting Person, is 45.84%.

Explanatory Note

This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on September 29, 2023 (as amended to date, the “Schedule 13D”), relating to the common stock, par value $0.0001 per share (“Common Stock”) of Scilex Holding Company, a Delaware corporation (the “Issuer”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D. This Amendment No. 2 was triggered solely due to a change in the number of outstanding shares of Common Stock of the Issuer.

ITEM 5. Interest in Securities of the Issuer.

(a)	See responses to Items 11 and 13 on the cover page.

(b)	See responses to Items 7, 8, 9 and 10 on the cover page.

(c)	The Reporting Person has not effected any transactions of Common Stock or Series A Preferred Stock during the 60 days preceding the date of this report.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2024

SCLX STOCK ACQUISITION JV LLC

By:	/s/ Stephen Ma, as attorney in fact
Name: Stephen Ma
Title: Attorney-in-Fact for Jack Wu, Sole Manager